

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2013

Matthew L. Hyde
President and Chief Executive Officer
West Marine, Inc.
500 Westridge Drive
Watsonville, CA 95076

      Re: **West Marine, Inc.**
               Form 10-K for the year ended December 29, 2012
               Filed March 7, 2013
               File No. 000-22512

Dear Mr. Hyde:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Jennifer Thompson

                          Jennifer Thompson
                          Accounting Branch Chief